GEORGIA INTERNATIONAL MINING CORPORATION

December 4, 2006

Fax:  202-772-9205

Mr. Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington, DC
20549

Dear Mr. Sprigel:

We have refiled our SB-2 Registration Statement with our September 30, 2006 Review Engaged Quarter-end.

Please note additional changes to our SB-2: Mr. Reda Akladios resigned from the company on November 16, 2006.  At this time we also changed our auditors from Cinnamon Jang Willoughby and will engage Moore & Associates, Chartered.

Will you please fax your next comment letter to: 208-439-9570.

Thank you.

Yours truly,

GEORGIA INTERNATIONAL MINING CORPORATION

/s/ Mark Hague

Mark Hague
Chief Executive Officer
and Chief Financial Officer